UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WCA Waste Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

92926K103

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) None

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) None

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) None

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) None

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) None

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 41043F208

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed on August 7, 2006 (the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of WCA Waste Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1330 Post Oak Blvd., 30th Floor, Houston, TX 77056.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a) This Schedule 13D is being filed jointly by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), ACOF Management II, L.P. (“ACOF Management”), ACOF Operating Manager II, L.P. (“ACOF Operating”), Ares Management, Inc. (“Ares Inc.”) and Ares Partners Management Company LLC (“APMC,” and together with ACOF Management, ACOF Operating and Ares Inc., the “Ares Entities” or the “Reporting Persons”).  ACOF II was the record owner of 750,000 shares of the Issuer’s Series A Convertible Pay-In-Kind Preferred Stock (the “Preferred Stock”), which is convertible into shares of Common Stock.

(b) The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(c) The principal business of ACOF II is investing in securities.  Ares Inc., ACOF Operating and ACOF Management are principally engaged in the business of investment management. The general partner of ACOF II is ACOF Management, the general partner of ACOF Management is ACOF Operating and the general partner of ACOF Operating is Ares Inc.  Ares Inc. is owned by Ares Management LLC (“Ares Management”), which, in turn, is owned by Ares Management Holdings LLC (“Ares Management Holdings”). Ares Management Holdings is controlled by Ares Holdings LLC (“Ares Holdings”), which, in turn, is controlled by APMC. APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to any shares of Common Stock. Each of the members of the executive committee, the Ares Entities (other than ACOF II with respect to the shares it holds directly) and the directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of any shares of Common Stock, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such shares.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)-(b)  As a result of the completion of the transactions contemplated by the Agreement and Plan of Merger dated December 21, 2011, among the Issuer, Cod Intermediate, LLC and Cod Merger Company, Inc. the Ares Entities no longer have beneficial ownership of any of the Issuer’s shares of Common Stock.

(c)  The Preferred Stock was disposed of pursuant to Agreement and Plan of Merger dated December 21, 2011, among the Issuer, Cod Intermediate, LLC and Cod Merger Company, Inc., for merger consideration of $132.218 per share.

(d)  Not applicable.

(e)  The Ares Entities ceased to be owners of more than five percent of the Common Stock of the Issuer on March 23, 2012.

CUSIP No. 41043F208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		March 30, 2012

ARES MANAGEMENT INC.

By:		/s/ Michael D. Weiner
Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:		ACOF OPERATING MANAGER, L.P.,
Its Manager

	By:	/s/ Michael D. Weiner
Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:		ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	/s/ Michael D. Weiner
Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:		/s/ Michael D. Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:		/s/ Michael D. Weiner
Authorized Signatory